UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Carie Health, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       November 19, 2015 (converted to a Delaware corporation as of January 28, 2019)

Physical address of issuer
1111 Brickell Ave, Suite 1550, Miami, FL 33131

Website of issuer
https://www.carie.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Preferred Equity

Target number of Securities to be offered
12,500

Price (or method for determining price)
$2.00

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 5, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end *2017	Prior fiscal year-end* 2016
Total Assets	$640,885	$59,223
Cash & Cash Equivalents	$375,201	$52,559
Accounts Receivable	$100,000	$0
Short-term Debt	$365,717	$178,875
Long-term Debt	$0	$0
Revenues/Sales	$46,760	$9,092
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(1,373,751)	$(734,652)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 1, 2019

Carie Health, Inc.



Up to $1,070,000 of Preferred Stock

Carie Health, Inc. dba Carie (formerly Epic Health, LLC and Carie Health, LLC) (the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series A-1 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 5, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,000,000 under the Combined Offerings (the "Closing Amount") by April 5, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. Investors who completed the subscription process by March 29, 2019 will be permitted to increase their investment at any time on or before the April 5, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after March 29, 2019. If the Company reaches its Closing Amount prior to April 5, 2019 the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.carie.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/carie

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Carie Health, Inc. dba Carie (formerly Epic Health, LLC and Carie Health LLC) (the "Company," "we," "us", or "our"), is a Delaware Corporation that was originally formed in Florida as a limited liability on November 19, 2015 under the name Epic Health, LLC. On February 14, 2018, the Company received an allegation that its former name, Epic Health, LLC, infringed on another company's trademark. As a result, the Company changed its name to Carie Health, LLC on June 12, 2018. The Company is currently also conducting business under the name of Carie. The Company converted into a Delaware corporation on January 28, 2019.

In addition, Carie Health has three subsidiaries. Virtual Care Partners, LLC is a Delaware LLC formed May 11, 2018. It is 90% owned by Carie Health LLC. The other partial owner is Giammalva Global, LLC. University Recruiters, a personnel recruiting firm, is also owned 51% by Carie Health LLC. The terms of the acquisition require the Company to pay University Recruiters, LLC one times 2019 revenue of the subsidiary, payable in 12 equal monthly installments, beginning 30 days after the issuance of the 2019 audited financials. Finally, Carie Health is also the 100% owner of HealthShare LLC, a Florida Limited Liability Company. HealthShare LLC was formed March 28, 2018. No operations have been conducted through the subsidiary as of February 1, 2019.

The Company is located at 1111 Brickell Ave, Suite 1550, Miami, FL 33131

The Company's website is https://www.carie.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/carie and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$2.00
Minimum investment amount per investor	$1,500
Offering deadline	April 5, 2019

Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 11, 15, and 18-20.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The business could be adversely affected by legal challenges to its business model or by new state actions restricting the Company's ability to provide the full range of its services in certain states. The Company's ability to conduct business in each state is dependent upon the state's treatment of telemedicine (and of remote healthcare delivery in general, such as the permissibility of, and requirements for, physician cross-coverage practice) under such state's laws, rules and policies governing the practice of medicine, which are subject to changing political, regulatory and other influences. Cross-coverage regulation refers to the state rules under which one doctor is permitted to treat the regular patients of another doctor remotely. Some state medical boards have established new rules or interpreted existing rules in a manner that limits or restricts the Company's ability to conduct its business in certain ways. Some of these actions could result in litigation and the suspension of operations in certain states. It is possible that the applicable authorities governing the practice of medicine in one or more other states may propose and adopt rules that are unfavorable to the Company or may take positions that negatively impact the Company's operations, either directly or indirectly. If this result were to occur, and the Company was unable to adapt its business model accordingly, its operations in such states would be disrupted, which could have a material adverse effect on our business, financial condition, and results of operations.

The Company has a high valuation based on its time in the market to date. Since the Company is relatively new to the untested marketplace, investors may not be adequately compensated for the risk they are taking on when investing in the Company. The Company has a limited operating history upon which you can evaluate its performance. Since the Company's inception in 2016, it has been designing and developing its product. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company forecasts project aggressive growth in revenue from 2019 to 2020. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The founder is paid a high salary. In particular, the Company entered into an employment agreement with the CEO and Sole Managing Member, whereby the CEO receives a base salary of $150,000 between January 1, 2016 and July 31, 2017, and $350,000 from August 1, 2017 through termination. Unpaid base salary shall be deemed as deferred compensation. The Company's founder is paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founders are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

The Company has outstanding liabilities. Specifically, in terms of current liabilities, the Company had $74,779 in accounts payable and accrued expenses as of the end of the Financial Year 2017 and an estimated $23,838 as of the Financial Year End 2018. Similarly, the Company had accrued $289,394 in deferred officer compensation as of the end of Financial Year 2017, and an estimated $123,500 as of the Financial Year End 2018.

The Company's sales cycle may be unpredictable, which can result in variability of its financial performance. Additionally, unpredictable sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its platform. The sales process involves educating customers about the Company's platform, participating in extended platform evaluations and configuring the platform to customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Matt Wanderer. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability for us and negatively affect the business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management's attention from the operation of the business and result in adverse publicity.

The Company has conducted certain transactions with related parties. In particular, on March 18, 2016, the CEO of Carie Health purchased 3,600,000 Preferred A membership units at $0.083 per unit, for an aggregated price of $300,000. On March 21, 2016, a company beneficially owned and controlled by the CEO of Carie Health purchased 600,000 Preferred A membership units at $0.083 per unit, for an aggregated price of $50,000. On August 26, 2016, the CEO of Carie Health purchased 1,800,000 Preferred A membership units at $0.083 per unit, for an aggregated price of $150,000. Additionally, during the years 2017 and 2016, the CEO was paid $63,504 and $53,591, respectively, for personal expenses. The payments were accounted for as Member's Draw and charged to the CEO's member equity account. Finally, on January 1, 2016, the Company entered into an employment agreement with the CEO and Sole Managing Member, whereby the CEO receives a base salary of $150,000 between January 1, 2016 and July 31, 2017, and $350,000 from August 1, 2017 through termination. Unpaid base salary shall be deemed as deferred compensation. Deferred compensation shall be payable upon the earlier of the Company raising an aggregate of Four Million Dollars in equity capital or debt financing or December 31, 2018. At the election of the Executive, deferred compensation shall be payable in the form of (1) cash, or (ii) membership units in the Company into the then most senior class of units of the Company based on a price of $1 per unit. As of December 31, 2017 and 2016, the Company owed $289,394 and $131,061 in deferred compensation to our CEO, respectively.

T***he Company has issued their audited financials with a Going Concern note.*** In particular, the financials state "As reflected in the accompanying financial statements, the Company has a net loss of $1,373,751 and used net cash in operations of $1,149,402 as of December 31, 2017. If the Company does not begin to generate sufficient revenue or raise additional funds through a financing, the Company may need to incur additional liabilities with certain related parties to sustain the Company's existence. There are currently no plans or agreements in place to provide such funding. The Company will require additional funding to finance the growth of its operations as well as to achieve its strategic objectives. This raises substantial doubt about its ability to continue as a going concern.

Risks Related to the Securities

The Series A-1 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A-1 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A-1 Preferred Stock. Because the Series A-1 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A-1 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A-1 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A-1 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 56.75% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The value of your preferred stock may be diluted if the company issues options after this offering. No unallocated post-money option pool has been included in the calculation of the $2.00 share price. Inclusion of an unallocated option pool protects shareholders from suffering immediate dilution when a company issues options as compensation to employees after a financing. If the Company issues additional options after this Combined Offering, it will dilute the value of Series A-1 Preferred Shares.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series A-1 Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A-1 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
Carie is a technology company with an easy to use telehealth application that is free for physicians to implement in their practice, free for patients to access and includes a digital marketing solution designed to drive physician adoption and patient utilization rates.

Business Plan
Carie is enhancing the relationships between patients and physicians and offering both parties a new, better way to approach health. We provide patients with increased access to their healthcare providers while helping physicians integrate telemedicine into their practices — boosting efficiency, client satisfaction, and revenue.

- **Carie Free**: As part of our freemium model, healthcare providers may instantly sign up for a free, HIPAA secure telehealth account and share their Virtual Treatment Room link with their patients to try out the software.
- **Carie Registered Provider:** Following verification of their license and ability to prescribe, a doctor may upgrade to a version that is still free, but creates their profile page on Carie, adds their location to the national provider map, and provides access to ePrescribe and notes. As a Registered Provider they may set their own price and Carie will collect for consults on their behalf, charging patients a small per consult tech fee. They may opt into cross-coverage backup by our network of board certified physicians led by Dr. Shawn Cole. Registered Providers receive marketing support to sign up their own patients.
- **Carie Credentialed Provider:** Following full credentialing, validation of medical malpractice insurance and board certifications, and contracting under Carie Medical Group, a physician may upgrade to a version that is still free, but in addition to the benefits of being a Registered Provider, allows them to become part of our cross-coverage cloud and be available for telehealth consults by new patients. Some may choose to do so as a supplement to their practice to earn extra per consult income, and some may migrate to an entirely virtual practice. Credentialed Providers receive additional marketing support to sign up new patients through our national provider map.
- **Practice Marketing**: Carie Registered and Credentialed Providers may add on marketing packages to grow their practice through SEO, social media, and paid campaigns through Google and Facebook.
  Practice Consulting: Carie Registered and Credentialed Providers may opt for consulting packages to obtain support for licensing in additional states, obtaining the right level of insurance for a telehealth

practice, as well as training and events with other physicians for help with growing their practice through telehealth.

The Company's Products and/or Services

Product / Service	Description	Current Market
Telehealth application	Telehealth solution for physicians, designed to drive patient utilization, facilitating physician marketing services, option patient CIP program. Applications allows patients to video conference with their primary care physician, specialist or healthcare provider.	Primarily independent physicians and primary care providers and the patients that those medical professionals service.

Competition
The markets in which our platforms are sold are highly competitive. Our platforms compete against similar platforms of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our platforms, we compete against other branded platforms. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Carie Health's primary customers are primary care physicians and their patients.

Intellectual Property
The Company is dependent on the following intellectual property: None.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.5% of the proceeds, or $85,000, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($25,000)	% if Closing Amount Raised ($2,000,000)	% if Maximum Amount Raised ($1,070,000)
Marketing	14%	14%	14%
Rent and Utilities	8%	8%	8%
Tech and Development	29%	29%	29%
Legal	2%	2%	2%
G&A	8%	8%	8%
Salaries and Wages	39%	39%	39%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Matt Wanderer	CEO	● Carie Health, CEO, 2015 - Present: oversight of executive team, strategic planning, fundraising and principal vision ● EverGift, Co-Founder, April 2009 - Present: Business development and operations
Scott Silverman	CFO	● Carie Health, CFO, November 2018- Present: oversight of finance and accounting, back office operations and corporate governance ● Oakdale Capital, President and CEO, June 2006 - Present,: business development, investment decisions, finance and accounting and back office operations
Antonio Primo	President	● Carie Health, President, July 2018 - Present: Operations, Management, Corporate Governance, Business Development, Acquisitions ● ANDE Healthcare Solutions, Managing Member, January 2013-Present: Operations, Management, Corporate Governance, Business Development, Acquisitions and Investment Opportunities ● Comp Equip DME Solutions, Managing Member, Sept. 2007 - Present: Operations, Management, Corporate Governance, Business Development, Acquisitions and Investment Opportunities
Diane Moura	CMO	● Carie Health, CMO, July 2018 - Present: oversight of marketing strategy, planning and execution through launch ● ZenChange Management Consulting, January 2013 - Present: Overall vision and leadership of firm. Deliver management consulting engagements in strategic planning, marketing strategy,

| | | | | | branding, business efficiency optimization, business modeling,digital marketing and social media strategy for small and medium sized enterprises |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 full-time employees in Miami Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering on a fully-diluted, as converted basis	Other material terms
Common Stock	6,543,640	Yes	N/A	59.5%	N/A
Option Pool	543,640	N/A	Will dilute equity holders if exercised	5.4%	N/A
Series A Preferred	3,457,500 shares	Yes	See below under "Classes of securities of the Company"	34.3%	See below under "Classes of securities of the Company"
Series A-1 Preferred	1,720,000 shares	Yes	Existing Series A-1 Preferred Shareholders will be in the same class as investors in this Combined Offering.	0.8%	Issued at a share price of $2.00 per share on the same terms as the securities being offered herein.

The Company does not have any Convertible Notes outstanding.

Ownership
A majority of the Company is owned by an individual, Matt Wanderer.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Matt Wanderer	Common Stock	56.75%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Carie Inc. (formerly Epic Health, LLC) (the "Company") was originally organized under the laws of the State of Florida as Epic Health, LLC, on November 19, 2015, to develop and provide to physician practices and their patients, a revolutionary telehealth software platform that connects patients to their own doctors via a HIPAA compliant mobile application or web browser. On June 19, 2018, the Company changed its name from Epic Health LLC to Carie Health LLC. The Company converted into a Delaware corporation on January 25, 2019.

In addition, Carie Health has three subsidiaries. Virtual Care Partners, LLC is a Delaware LLC formed May 11, 2018. It is 90% owned by Carie Health LLC. The other partial owner is Giammalva Global, LLC. University Recruiters, a personnel recruiting firm, is also owned 51% by Carie Health LLC. The terms of the acquisition require the Company to pay University Recruiters, LLC one times 2019 revenue of the subsidiary, payable in 12 equal monthly installments, beginning 30 days after the issuance of the 2019 audited financials. Finally, Carie Health is also the 100% owner of HealthShare LLC, a Florida Limited Liability Company. HealthShare LLC was formed March 28, 2018. No operations have been conducted through the subsidiary as of February 1, 2019.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $328,693 in cash on hand as of December 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

In terms of prior capital resources, as of December 31, 2017 and 2016, the Company had received a total of $2,298,591 and $668,591 in Series A capital contributions from 30 individuals, including $500,000 from the Managing Member of the Company during the seed round. The Series A offering commenced on May 1, 2015, and consisted of 50 Series A Units offered at a price of $50,000 per unit. The offering closed on December 31, 2017, at which date the Company had received $2,195,000 in Series A capital contributions, and had issued a total of 7,695,000 Series A Units. During the years ended December 31, 2017 and 2016, our CEO received $14,913 and $53,591 in Member Draws, respectively.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $20,002,280.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series A	10/1/2016-12/30/2017-	Regulation D, 506 (b)	Preferred Equity	$2,555,000	Software development, general and administrative
Series A-1	12/31/2017 - 10/31/2018	Regulation D, 506 (b)	Preferred Equity	$3,325,000	Software development, general and administrative, marketing
Series A-2*	11/1/2018 - 12/31/2018	Regulation D, 506 (b)	Preferred Equity	$115,000	Software development, general and administrative, marketing

*The Series A-2 Units were converted into Series A-1 Preferred Stock at the conversion of the Company from a limited liability company to a C-Corporation.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A-1 Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,000,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A-1 Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $100,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
● greater information and inspection rights
● if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
● a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock
As of the date of this filing, the Company has issued 6,000,000 shares of Common Stock.

Dividend Rights
Yes

Voting Rights
Yes
Right to elect 3 of the 5 board members

Right to Receive Liquidation Distributions
Yes, junior to those for the Series A and Series A-1 Preferred Stock

Rights and Preferences
None

Series A Preferred Stock

As of the date of this filing, the Company has issued 1,795,000 shares of Series A Preferred Stock, with an original issue price of $1.00.

Dividend Rights
Holders of Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Preferred Stock is outstanding, holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Preferred Stock.

The Series A Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series A Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Series A-1 Preferred Stock
As of the date of this filing, the Company has issued 1,720,000 shares of Series A-1 Preferred Stock, with an original issue price of $2.00.

Dividend Rights
Holders of Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Preferred Stock is outstanding, holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Preferred Stock.

The Series A-1 Preferred holders may designate one person to serve on the Company's board of directors, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series A-1 Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A-1 Preferred Stock receive these distributions before any holders of Series A Preferred Stock and common stock.

Conversion Rights
The Series A-1 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series A-1 Preferred Stock Investment Agreement
Under the Series A-1 Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company

undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series A-1 Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series A-1 Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series A-1 Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series A-1 Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series A-1 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series A-1 Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series A-1 Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- On March 18, 2016, the CEO of Carie Health purchased 3,600,000 Preferred A membership units at $0.083 per unit, for an aggregated price of $300,000.
- On March 21, 2016, a company beneficially owned and controlled by the CEO of Carie Health purchased 600,000 Preferred A membership units at $0.083 per unit, for an aggregated price of $50,000.
- On August 26, 2016, the CEO of Carie Health purchased 1,800,000 Preferred A membership units at $0.083 per unit, for an aggregated price of $150,000.
- Additionally, during the years 2017 and 2016, the CEO was paid $63,504 and $53,591, respectively, for personal expenses. The payments were accounted for as Member's Draw and charged to the CEO's member equity account.
- On January 1, 2016, the Company entered into an employment agreement with the CEO and Sole Managing Member, whereby the CEO receives a base salary of $150,000 between January 1, 2016 and July 31, 2017, and $350,000 from August 1, 2017 through termination. Unpaid base salary shall be deemed as deferred compensation. Deferred compensation shall be payable upon the earlier of the Company raising an aggregate of Four Million Dollars in equity capital or debt financing or December 31, 2018. At the election of the Executive, deferred compensation shall be payable in the form of (1) cash, or (ii) membership units in the Company into the then most senior class of units of the Company based on a price of $1 per unit. As

of December 31, 2017 and 2016, the Company owed $289,394 and $131,061 in deferred compensation to our CEO, respectively

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A-1 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the

Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor

3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Matt Wanderer
(Signature)

Matt Wanderer
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Matt Wanderer
(Signature)

Matt Wanderer
(Name)

Director
(Title)

2/1/19
(Date)

/s/Scott Silverman
(Signature)

Scott Silverman
(Name)

CFO and Director
(Title)

2/1/19
(Date)

/s/Antonio Primo

(Signature)

Antonio Primo

(Name)

President and Director

(Title)

2/1/19

(Date)

Instructions.
1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

CARIE HEALTH, LLC

(F/K/A EPIC HEALTH, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND DECEMBER 31, 2016

CARIE HEALTH, LLC

(F/K/A EPIC HEALTH, LLC)

TABLE OF CONTENTS

LIGGETT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1901 South Congress Avenue, Suite 110
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of Carie Health, LLC (fka Epic Health, LLC)

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Carie Health, LLC (fka Epic Health, LLC) (the Company) as of December 31, 2017 and 2016, and the related statements operations, members' equity/deficit, and cash flows for years then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years ended December 31, 2017 and 2016 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 in the financial statements, the Company had a net loss for the last two years of $1,373,751 and $734,652 for the years ended December 31, 2017 and 2016, respectively, and cash used in operations of $1,149,402 and $562,441 for the years ended December 31, 2017 and 2016, respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Liggett & Webb, P.A.

Liggett & Webb, P.A.
Certified Public Accountants

We have served as the Company's auditor since 2018
Boynton Beach, Florida
January 28, 2019

CARIE HEALTH, LLC (F/K/A EPIC HEALTH, LLC)
BALANCE SHEETS

ASSETS

		December 31, 2017	December 31, 2016
CURRENT ASSETS			
Cash	$	375,201	52,559
Holdbacks receivable		12,041	6,664
Prepaid Expenses		50,887	-
Subscriptions Receivable		100,000	-
Total Current Assets		538,129	59,223
LONG TERM ASSETS			
Software Development (Net)		95,371	-
Security Deposits		7,385	-
Total Long Term Assets		102,756	-
TOTAL ASSETS	$	640,885 $	59,223

LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)

CURRENT LIABILITIES			
Accounts payable and Accrued Expense	$	74,779 $	46,021
Deferred Officer Compensation		289,394	131,061
Deferred Revenue		1,544	1,793
TOTAL LIABILITIES		365,717	178,875
COMMITMENTS AND CONTINGENCIES (See Note 7)		-	-
MEMBERS' EQUITY / (DEFICIT)			
Member Equity, Preferred A Units, 15,000,000 Units Authorized, 7,695,000 and 6,100,000 issued and outstanding		275,168	(119,652)
Total Members' Equity / (Deficit)		275,168	(119,652)
TOTAL LIABILITIES AND MEMBERS' EQUITY / (DEFICIT)			
	$	640,885 $	59,223

CARIE HEALTH, LLC (F/K/A EPIC HEALTH, LLC)
STATEMENTS OF OPERATIONS

		For the Year Ended December 31, 2017		For the Year Ended December 31, 2016
REVENUES:				
Revenue	$	46,760	$	9,092
COSTS AND OPERATING EXPENSES				
Provider Services		7,028		8,715
General and Administrative		862,222		405,713
Sales and Marketing		69,576		38,746
Equity Based Compensation		98,484		-
Professional Fees		382,891		290,570
Total Operating Expenses		1,420,201		743,744
LOSS FROM OPERATIONS		(1,373,441)		(734,652)
Other Income / (Loss)				
Interest Expense		310		-
Total Other Loss		310		-
NET LOSS BEFORE PROVISION FOR INCOME TAXES		(1,373,751)		(734,652)
PROVISION FOR INCOME TAXES		-		-
NET LOSS	$	(1,373,751)	$	(734,652)
Net loss per unit - basic and diluted	$	(0.20)	$	(0.16)
Weighted average number of units outstanding during the period - basic and diluted		6,716,951		4,600,670

See Accompanying Notes to the Audited Financial Statements

3

CARIE HEALTH, LLC (F/K/A EPIC HEALTH, LLC)
STATEMENTS OF CASH FLOWS

		For the Year Ended December 31, 2017		For the Year Ended December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net loss	$	(1,373,751)	$	(734,652)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock Based Compensation		98,484		-
Depreciation Expense		2,672		-
Changes in operating assets and liabilities:				
Increase in Holdback receivable		(5,377)		(6,664)
Increase in security deposits		(7,385)		-
Increase in prepaid expense		(50,887)		-
Increase in accounts payable and accrued expense		28,758		46,021
Increase in deferred officer compensation		158,333		131,061
Increase / (Decrease) in deferred revenue		(249)		1,793
Net Cash Used In Operating Activities		(1,149,402)		(562,441)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Increase in capitalized development costs		(98,043)		-
Net Cash Used in Investing Activities		(98,043)		-
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from sale of membership units		1,580,000		668,591
Member's Draws		(9,913)		(53,591)
Net Cash Provided By Financing Activities		1,570,087		615,000
NET INCREASE IN CASH		322,643		52,559
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		52,559		-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	375,201	$	52,559
Supplemental Disclosures of Cash Flow Information				
Cash paid for Interest	$	310	$	-
Cash paid for Income Taxes	$	-	$	-

See Accompanying Notes to the Audited Financial Statements

4

CARIE HEALTH, LLC (F/K/A EPIC HEALTH, LLC)
STATEMENTS OF MEMBERS' EQUITY / (DEFICIT)

	Members' Equity / (Deficit)	
	Series A Units	Balance
Balance at January 1, 2016	-	$ -
Equity Purchases	6,100,000	668,591
Member Draws	-	(53,591)
Net Loss	-	(734,652)
Balance December 31, 2016	6,100,000	(119,652)
Equity Purchases	1,595,000	1,680,000
Issuance of Profits Interests	-	98,484
Member Draws	-	(9,913)
Net Loss	-	(1,373,751)
Balance December 31, 2017	7,695,000	$ 275,168

See Accompanying Notes to the Audited Financial Statements

5

NOTE 1. GENERAL ORGANIZATION AND BUSINESS

Carie, Inc. (formerly Epic Health, LLC) (the "Company") was organized under the laws of the State of Florida as Epic Health, LLC., on November 19, 2015, to develop and provide to physician practices and their patients, a revolutionary telehealth software platform that connects patients to their own doctors via a HIPAA compliant mobile application or web browser. On June 19, 2018 the Company changed its name from Epic Health, LLC. to Carie Health, LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. The Company's fiscal year end is December 31.

Cash

Cash and cash equivalents are reported in the balance sheet at cost, which approximates fair value. For the purpose of the financial statements, cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased.

Income Taxes

The Company has elected to be taxed as a partnership for federal income tax purposes. Accordingly, the Company will assign to its members a distributive share of all income, expense, depreciation, and other items, and no provision for income taxes has been included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU No. 2014-09"). ASU 2014-09 removes inconsistencies and weaknesses in revenue requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. This guidance requires that an entity depict the consideration by applying a five-step analysis in determining when and how revenue is recognized. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. On April 1, 2015, the FASB voted for a one-year deferral of the effective date of the new revenue recognition standard, ASU No. 2014-09. On July 15, 2015, the FASB affirmed these changes, which requires public entities to apply the amendments in ASU 2014-09 for annual reporting beginning after December 15, 2017. The adoption of this standard did not have any effect on the revenue recognized by the Company. The Company's credit card processors require the Company to keep a % of sales as a deposit against future returns. Returns to date have not been material and the company has not recorded an allowance for doubtful accounts as of December 31, 2017 and 2016. The Company's agreements with its processors require a 3-month rolling holdback period.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company sells telehealth services to end user consumers. Customers typically pay a monthly fee for the use of our software. The Company recognizes revenue when persuasive evidence of an arrangement exists, services has been provided to the customer, the amount of fees to be paid by the customer is fixed or determinable, and collectability is reasonably assured. Revenue is recognized over the service period and is recorded net of sales and use tax.

Stock Based Compensation

The Company accounts for stock based compensation in accordance with Accounting Standards Codification ("ASC") 718, "Compensation - Stock Compensation" ("ASC 718"). ASC 718 requires generally that all equity awards be accounted for at their "fair value." This fair value is measured on the grant date for stock-settled awards, and at subsequent exercise or settlement for cash-settled awards. Fair value is equal to the underlying value of the stock for "full-value" awards such as restricted stock and performance shares, and is estimated using an option-pricing model with traditional inputs for "appreciation" awards such as stock options and stock appreciation rights.

Costs equal to these fair values are recognized ratably over the requisite service period based on the number of awards that are expected to vest, or in the period of grant for awards that vest immediately and have no future service condition. For awards that vest over time, previously recognized compensation cost is reversed if the service or performance conditions are not satisfied and the award is forfeited. The expense resulting from share-based payments is recorded in general and administrative expense in the accompanying consolidated statements of operations.

Subsequent modifications to outstanding awards result in incremental cost if the fair value is increased as a result of the modification.

Intangible Assets

Intangible assets principally consist of software development costs. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 3 years.

The Company capitalizes software development costs incurred during the application development state, which begins when both the preliminary project state is complete, and management authorizes the project, and includes costs to design the software configuration and interfaces, coding, installation and testing. Costs incurred during the preliminary project along with post-implementation stages of internal use computer software are expensed as incurred. Capitalized costs primarily consist of consulting costs paid to external software developers. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and assessment of recoverability of development costs requires considerable judgement by the Company's management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

Impairment of Long Lived Assets

Long-lived assets consisting of property and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an assets may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, and impairment loss is recognized to the extent the carrying amount of the impaired asset exceeds fair value. The Company did not record any impairment of long-lived assets for the years ended December 31, 2017 and 2016.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Related Parties

Related parties, which can be a corporation, individual, investor or another entity are considered to be related if the party has the ability, directly or indirectly, to control the other party or exercise significant influence over the Company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence. The Company has these relationships.

Advertising and Promotion Costs

Advertising and promotion costs are charged to operations as incurred and are included in operating expenses. The amounts charged for the years ended December 31, 2017 and 2016 were $69,576 and $38,746, respectively.

Recent Authoritative Accounting Pronouncements

In February 2017 and July 2018, the FASB issued accounting standard update ("ASU") No. 2017-02, "Leases (Topic 842)", ("ASU 2017-02") and ASU2018-10, "Leases (Topic 842)", ("ASU 2018-10"), respectively. These ASU's require that an entity should recognize assets and liabilities for leases with a maximum possible term of more than 12 months. A lessee would recognize a liability to make lease payments (the lease liability) and a right-of use asset representing its right to use the leased asset (the underlying asset) for the lease term. This guidance also provides accounting updates with respect to lessor accounting under a lease arrangement. This new lease guidance is effective for fiscal years beginning after December 15, 2019. Entities have the option of using either a full retrospective or a modified approach (cumulative effect adjustment in period of adoption) to adopt the new guidance. Early adoption is permitted for all entities. We are currently evaluating the impact of the adoption of this guidance in our financial statements.

Fair Value of Financial Investments

The fair value of cash and cash equivalents, accounts payable, accrued liabilities, and notes payable approximates the carrying amount of these financial instruments due to their short-term maturity.

NOTE 3. INCOME TAXES

The Company has elected to be taxed as a partnership for federal income tax purposes. Accordingly, the Company will assign to its members a distributive share of all income, expense, depreciation, and other items, and no provision for income taxes has been included in the accompanying financial statements.

NOTE 4. INTANGIBLE ASSETS

Intangible Assets at December 31 consisted of the following

	2017	2016
Software Development Costs	$ 98,043	$ -
	98,043	-
Less: accumulated amortization	(2,672)	-
	$ 95,371	$ -

NOTE 4. INTANGIBLE ASSETS (Continued)

As of December 31, 2017, the remaining unamortized balance of intangible assets will be amortized approximately as follows:

2018	$	32,681
2019		32,681
2020		30,009
	$	95,371

Amortization expense of intangible assets amounted to approximately $2,672 and $0 for the years ended December 31, 2017 and 2016, respectively.

NOTE 5. RELATED PARTY TRANSACTIONS AND DUE TO RELATED PARTY

The officers and directors of the Company are involved in business activities outside of the Company and may, in the future, become involved in other business opportunities that become available. They may face a conflict in selecting between the Company and other business interests. The Company has not formulated a policy for the resolution of such conflicts.

On March 18, 2016, our CEO purchased 3,600,000 Preferred A membership units at $0.083 per unit, for an aggregate price of $300,000.

On March 21, 2016, a company beneficially owned and controlled by our CEO purchased 600,000 Preferred A membership units at $0.083 per unit, for an aggregate price of $50,000.

On August 26, 2016 our CEO purchased 1,800,000 Preferred A membership units at $0.083 per unit, for an aggregate price of $150,000.

During the years 2017 and 2016, our CEO was paid $63,504 and $53,591, respectively, for personal expenses. The payments were accounted for as Member's Draw and charged to our CEO's member's equity account.

On January 1, 2016, the Company entered into an employment agreement with our CEO and sole managing member whereby our CEO receives a base salary of $150,000 between January 1, 2016 and July 31, 2017, and $350,000 from August 1, 2017 through termination. Unpaid base salary shall be deemed as deferred compensation. Deferred compensation shall be payable upon the earlier of the Company raising an aggregate of Four Million Dollars in equity capital or debt financing or December 31, 2018. At the election of the Executive, deferred compensation shall be payable in the form of (i) cash, or (ii) membership units in the Company into the then most senior class of units of the Company based on a price of $1 per unit. As of December 31, 2017 and 2016, the Company owed $289,394 and $131,061 in deferred compensation to our CEO, respectively.

NOTE 6. CONCENTRATIONS OF RISKS

Cash Balances

The Company maintains its cash in institutions insured by the Federal Deposit Insurance Corporation (FDIC). All other deposit accounts at FDIC-insured institutions were insured up to at least $250,000 per depositor until December 31, 2009. On April 1, 2010, FDIC deposit insurance for all deposit accounts, except for certain retirement accounts, returned to $250,000 per depositor. Insurance coverage for certain retirement accounts, which include all IRA deposit accounts, will remain at $250,000 per depositor. Our cash balance at December 31, 2017 and December 31, 2016 were $375,201 and $52,559, respectively. Our balance of $375,201 on December 31, 2017 was $125,201 in excess of the FDIC insurance threshold.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Employment Agreements

The Company entered into employment agreements with certain Company executives providing for salaries, commissions and other employee benefits in relation to the individual roles as officers and directors of the Company. If the Company terminates the employment agreements without cause the executives could be entitled to certain termination benefits including the continuation of salaries and benefits for an extended period of time, the effects of which may be material to the financial statements.

On January 1, 2016, the Company entered into an Employment agreement with its CEO, whereby the CEO earned a base salary of $150,000 from January 1, 2016 through July 31, 2017, all of which was accrued. Beginning August 1, 2018, the base salary increased to $350,000, any portion of which may be accrued at the discretion of the CEO. All deferred salary thereunder is to be paid in full at the sooner of the Company's fund raise of $4,000,000 in the aggregate or on December 31, 2018. The deferred compensation is payable in either cash or membership units. The Agreement has no expiration date. The Company has accrued compensation of $289,394 and $131,061 at December 31, 2017 and 2016.

On August 7, 2017, the Company entered into an Employment Agreement with its President, whereby the President earned a base salary of $150,000 per year until such time that the Company raises $2,000,000 in equity financing, at which time the base salary increases to $180,000. The Agreement has no expiration date. The Company has accrued salary of $0 at December 31, 2017.

Litigation

Management does not believe there is any litigation threatened against the Company other than potential routine matters arising in the ordinary course of business, none of which are expected to have a material adverse effect on the financial statements of the Company.

Leases

The Company leases office space in a shared office co-working space on a month to month basis. The monthly rent varies based on the amount of usage in a given month.

NOTE 8. MEMBERS' EQUITY (DEFICIT)

The Company is authorized to issue 15,000,000 preferred A units of members equity. There are no other classes of membership interest authorized.

As of December 31, 2017 and 2016, the Company had received a total of $2,298,591 and $668,591 in Series A capital contributions from 30 individuals, including $500,000 from the Managing Member of the Company. The Series A offering commenced on May 1, 2015, and consisted of 50 Series A Units offered at a price of $50,000 per unit. The offering closed on December 31, 2017, at which date the Company had received $2,195,000 in Series A capital contributions, and had issued a total of 7,695,000 Series A Units.

During the years ended December 31, 2017 and 2016, our CEO received $9,913 and $53,591 in Member Draws, respectively. Preferred Units have the right to vote 1 vote per unit for matters subject to unitholder votes and shall have a liquidation preference on a pari passu basis to common units.

As of December 31, 2017, and 2016, the Company had subscriptions receivable of $100,000 and $0, respectively, from 2 investors. The investors paid their outstanding subscriptions in January 2018.

NOTE 8. MEMBERS' EQUITY (DEFICIT) (Continued)

The Company has entered into agreements with several contractors and employees that specify compensation in the form of equity interests in lieu of cash. The profits interests are non-cancellable, do not expire and participate on the same level as member units for dividends and upon liquidation of the Company. The Company has the option to repurchase the profits interest at an amount to be determined by both the holder and the Company. As of December 31, 2017 and 2016, the Company had awarded 123,750 and 0 Profits Interests with a fair value of $98,484 and $ 0 at December 31, 2017 and 2016, and has recorded these interests as share based compensation in the Financial Statements.

The Company fair valued its profits interest using the black scholes option pricing model. The Company believes this valuation methodology is appropriate for estimating the fair value of profit interests granted to employees, which is subject to ASC Topic 718 requirements. These amounts are estimates and thus may not be reflective of actual future results, nor amounts ultimately realized by recipients of these grants. The Company recognizes profit interests compensation expense on a straight-line basis over the requisite service period for each award. The following table summarizes the assumptions the Company utilized to record compensation expense for profits interest granted during the years ended December 31, 2017 and 2016:

Assumptions:	2017	2016
Expected Term (years)	5.0	-
Expected Volatility	82.13%	-
Risk-free Interest Rate	1.77-1.21%	-
Dividend Yield	0%	-
Expected Forfeiture Rate	0%	-

The expected life is computed using the simplified method, which is the average of the vesting term and the contractual term. The expected volatility is based on an average of similar public company's historical volatility, as the Company's units are not publicly traded. The risk-free interest rate is based on the U.S. Treasury yields with terms equivalent to the expected term of the related option at the time of the grants. Dividend yield is based on historical trends. While the Company believes these estimates are reasonable, the compensation expense recorded would increase if the expected life was increased, a higher expected volatility was used, or if the expected dividend yield increased.

NOTE 9. GOING CONCERN

As reflected in the accompanying financial statements, the Company has a net loss of $1,373,751 and used net cash in operations of $1,149,402 as of December 31, 2017. If the Company does not begin to generate sufficient revenue or raise additional funds through a financing, the Company may need to incur additional liabilities with certain related parties to sustain the Company's existence. There are currently no plans or agreements in place to provide such funding. The Company will require additional funding to finance the growth of its operations as well as to achieve its strategic objectives. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and generate revenue. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through January 28, 2019, the date the financial statements were issued.

On January 1, 2018, the Company entered into a sublease agreement to rent office space from March 1, 2018 until February 28, 2021 The base monthly rent from March 1, 2018 until February 28, 2019 shall be $8,990 plus tax. From March 31, 2019 until February 28, 2020 the monthly base rent shall increase to $9,889 plus tax and from March 31, 2020 until February 28, 2021, the base monthly rent shall increase to $10,788 per month. On May 30, 2018, the Company entered into an Addendum to the Sublease Agreement for additional space. Under the Addendum, from July 1, 2018 until February 28, 2019, the base monthly rent shall be $15,000 plus tax; from March 1, 2019 to February 28, 2020, the base monthly rent shall be $16,564.01 plus tax and from March 1,2020 to February 28, 2021, the base monthly rent shall be $18,128 plus tax.

On January 8, 2018, the Company received $50,000 from a subscriber who entered into a Subscription Agreement in December 2017, extinguishing the Subscription Receivable as of December 31, 2017.

On January 12, 2018, the Company received $50,000 from a subscriber who entered into a Subscription Agreement in December 2017, extinguishing the Subscription Receivable as of December 31, 2017.

On May 31, 2018, the President terminated his Employment Agreement.

During 2018, the Company sold 1,425,000 Preferred Series A-1 units at $2.00 per unit for total proceeds of $2,850,000. The Series A-1 offering commenced on January 1, 2018 and consists of 2,500,000 Series A Units offered at a price of $2 per unit.

During 2018, the Company sold 65,000 Preferred Series A-2 units at $2.00 per unit for total proceeds of $130,000. The Series A-2 offering commenced on November 1, 2018 and consists of 2,000,000 Series A-2 Units offered at a price of $2 per unit.

During 2018, the Company formed a subsidiary LLC sales organization that specialized in selling licenses to independent contractors that entitled them to resell the Company's product. The subsidiary was unsuccessful and ceased operations during the year.

On February 14, 2018, the Company received notice that its former name, Epic Health, LLC, infringed on another company's trademark. As a result, the Company changed its name to Carie Health, LLC to avoid litigation.

During 2018, the Company entered into an agreement to acquire a 51% interest in a personnel recruiting firm. The terms of the acquisition require the Company to pay to University Recruiters, LLC 1 times 2019 revenue of the subsidiary, payable in 12 equal monthly installments beginning 30 days after the issuance of the 2019 audited financials.

During 2018, our CEO was paid $289,394 of his deferred compensation.

During 2018, the company issued 249,890 Profits Interests at a threshold value of $2 per profits interest with a fair value of $211,242 to 9 employees and consultants.

EXHIBIT C
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Carie works with doctors to connect them with their patients online, building stronger relationships and growing their practices.

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$1,500	$20,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Carie Health is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Carie Health without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Listed by Silicon Review as one of the 10 Fastest Growing Healthcare Companies of 2018Listed by Silicon Review as one of the 10 Fastest Growing Healthcare Companies of 2018
- Leadership team has been honored multiple times in Inc 500's fastest growing companies awards for prior business ventures
- Estimates show that by 2024, virtual physician visits will surpass in-office visits, and by 2025, the global telehealth market is forecasted to reach $19.5 billion
- Built by doctors, for doctors, Carie is completely focused on the independent physician

Fundraise Highlights

- Total Round Size: US $2,000,000
- Raise Description: Other
- Minimum Investment: US $1,500 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $20,000,000
- Target Minimum Raise Amount: US $1,000,000
- Offering Type: Side by Side Offering

Carie was built by doctors, for doctors. We help doctors engage with their patients to encourage preventive care, as well as support them in growing their practice.

Carie is a technology company with an easy to use telehealth application that is free for physicians to implement in their practice, free for patients to access, and includes a cutting edge digital marketing solution designed to drive physician adoption and patient utilization to new industry heights. The market focus of Carie is the local doctor-patient relationship. Everything the company does is designed to enhance this focus, including prioritizing 5-star service, physician marketing services, and an optional patient VIP program giving providers the option to offer Direct Primary Care. With Carie, patients can video conference with their primary care physician, specialist, or any other healthcare provider on our network, anytime, anywhere with wifi or mobile data, and from just a variety of connected devices — via a secure, encrypted technology platform.

Carie is designed to meet the needs of the independent physician. Our typical customer is a physician who either seeks to reduce attrition from his practice to urgent care, wants to find a way to be compensated for the calls he takes after hours, or is looking to free himself from the confines of an overbooked physical practice and be able to see at least a portion of his patients virtually. This physician recognizes the value of offering more convenient service to his patients in terms of practice growth and patient retention. Not only family practices but specialties such as cardiology, dermatology, obstetrics, and gynecology, endocrinology, gastroenterology, and more are using telehealth for visits that do not require a physical exam, while wearables and remote monitoring technology are allowing for more exams to be conducted virtually.

Pitch Deck



Telehealth solution 100% focused on the independent physician.

2018 Carie Health, LLC. All rights reserved.

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Product & Service

Carie is enhancing the relationships between patients and physicians and offering both parties a new, better way to approach health. We provide patients with increased access to their healthcare providers while helping physicians integrate telemedicine into their practices — boosting efficiency, client satisfaction, and revenue.

- **Carie Free**: As part of our freemium model, healthcare providers may instantly sign up for a free, HIPAA secure telehealth account and share their Virtual Treatment Room link with their patients to try out the software.

- **Carie Registered Provider**: Following verification of their license and ability to prescribe, a doctor may upgrade to a version that is still free, but creates their profile page on Carie, adds their location to the national provider map, and provides access to ePrescribe and notes. As a Registered Provider they may set their own price and Carie will collect for consults on their behalf, charging patients a small per consult tech fee. They may opt into cross-coverage backup by our network of board certified physicians led by Dr. Shawn Cole. Registered Providers receive marketing support to sign up their own patients.

- **Carie Credentialed Provider**: Following full credentialing, validation of medical malpractice insurance and board certifications, and contracting under Carie Medical Group, a physician may upgrade to a version that is still free, but in addition to the benefits of being a Registered Provider, allows them to become part of our cross-coverage cloud and be available for telehealth consults by new patients. Some may choose to do so as a supplement to their practice to earn extra per consult income, and some may migrate to an entirely virtual practice. Credentialed Providers receive additional marketing support to sign up new patients through our national provider map.

- **Practice Marketing**: Carie Registered and Credentialed Providers may add on marketing packages to grow their practice through SEO, social media, and paid campaigns through Google and Facebook.

- **Practice Consulting**: Carie Registered and Credentialed Providers may opt for consulting packages to obtain support for licensing in additional states, obtaining the right level of insurance for a telehealth practice, as well as training and events with other physicians for help with growing their practice through telehealth.

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Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
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FAQs
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Carie's Launch Video

Media Mentions





Team Story

Carie was founded in 2016 by 3 time Inc 500 and 2 time Inc 1000 honoree Matt Wanderer, who has assembled a diverse team of health technology leaders who exhibit passion and shared purpose. The company's executive team includes Chief Technology Officer Elan Shanker, a former co-founder and CTO of Consult-a-doc (acquired by Teladoc NYSE:TDOC), who leads a group of driven developers in the creation of our ground-breaking proprietary platform. Carie's CFO, Scott Silverman, takes a cutting edge approach to managing finance and accounting, which he gained over 25 years of experience, including taking 5 companies public. Carie President Antonio Primo is leveraging a vast network of healthcare company relationships and management experience to ensure the company's product connects perfectly with market demand. Built and funded largely "by doctors, for doctors" Carie's bench of medical talent is divided between former ACOG chairman, Daniel McDyer MD, who leads the group's clinical innovation team, and Yale School of Medicine's Shawn Cole MD who leads the company's Medical Practice Group. Diane Moura, Cheif Marketing Officer, rounds out the team with over 20 years of winning leadership in digital marketing at the Fortune 500 level.

Founders and Officers

Matt Wanderer
FOUNDER / CEO

Carie is led by California native, Matt Wanderer whose vision for Carie began in 2010 during a business school module in India where he saw virtual healthcare helping people who would otherwise never receive the care they needed. Prior to founding Carie, Matt was a co-founder at Alterra Capital Group and Evergift.org, he served as Founder & CEO of RestoreHealth and serves on the Board of Directors at ServRX with both of his healthcare companies earning top spots in the INC. 500 Fastest Growing Companies of: 2012, 2013, and 2014 and 2015. Matt earned his MBA at the NYU Stern School of Business, the London School of Economics and HEC Paris.

Key Team Members



Scott Silverman
Chief Financial Officer



Diane Moura
Chief Marketing Officer

Elan Shanker
Chief Technology Officer

Dr. Shawn Cole, Md
Medical Advisor, Telehealth







Dr. Daniel McDyer, MD, Obgyn
Medical Director, Private Practice

Antonio Primo
President

Q&A with the Founder

Q: What do you view as your competitive advantages?
Carie Health:

Carie Health, LLC is a technology company with an easy to use telehealth application that is free for physicians to implement in their practice, free for patients to access and includes a cutting edge digital marketing solution designed to drive physician adoption and patient utilization to new industry heights. The market focus of Carie is the local doctor-patient relationship. Everything the company does is designed to enhance this focus, including 5-star service, physician marketing services, and an optional patient VIP program via Direct Primary Care. We believe that no other company has been built by doctors, for doctors, with the mission of revolutionizing the American healthcare system.

Q: Who do you view as your closest competitors and what key factors differentiate yourselves?
Carie Health:

Carie's closest competitors are leaders in telehealth, namely Teledoc and American Well (AmWell). While these two companies approach telehealth differently, they are unified in the type of customer they are pursuing: Insurance Companies. Carie's model is differentiated in that our targets are the physicians themselves, and their patients. As a B2MD2C company, therefore, our biggest differentiator is that we allow patients to see their own doctors, and conversely, allow doctors to retain the revenue from seeing their own patients.

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.
Carie Health: Being in the healthcare space, we are subject to complex landscape of regulation at the federal and state level. In recent years we have seen the regulatory environment become more favorable to telemedicine and anticipate that trend to continue.

Q: Please outline your customer acquisition strategy.
Carie Health: Carie goes to market in three ways:

1. Focused on the doctor, with the offer of a free telehealth platform to modernize their practice. The company targets these physicians either directly via digital marketing campaigns, or by signing up large groups. Startup accelerator Launch That has invested in Carie to provide search, pay-per-click, content, social media and outreach strategies to attract physicians and patients to Carie.

2. Focused on Insurance Sales Reps as an added value service to their healthcare packages targeted at foreign visitors, U.S. employers and individuals, universities, churches, non-profits, and other institutions.

3. Focused on large groups of physicians via custom negotiated deals led by Carie executives and a small, on-the-ground professional medical sales team with existing physician group relationships.

Q: Please detail any bootstrap funding to date.
Carie Health:

As of December 31, 2017 AND 2016, the Company had received a total of $2,298,591 and $668,591 in Series A capital contributions from 30 individuals, including $500,000 from the Managing Member of the Company during the seed round. The Series A offering commenced on May 1, 2015, and consisted of 50 Series A Units offered at a price of $50,000 per unit. The offering closed on December 31, 2017, at which date the Company had received $2,195,000 in Series A capital contributions, and had issued a total of 7,695,000 Series A Units. During the years ended December 31, 2017 and 2016, our CEO received $14,913 and $53,591 in Member Draws, respectively.

Q: What do you view as your potential exit opportunities?
Carie Health: We see our exit in 5 to 7 years, either in the form of an IPO or in a buy out from a strategic investor, insurance company or competitor. Possibilities include Teledoc or American Well (AmWell). Other possibilities include CVS/Aetna, UnitedHealthcare or Humana. An outlier might include Amazon or Google, as they start to expand their reach into healthcare and pharma.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Other
Round size:	US $2,000,000
Minimum investment:	US $1,500
Target Minimum:	US $1,000,000
Maximum Raise Amount:	US $2,000,000

Key Terms

Security Type:	Preferred Equity
Pre-money valuation:	US $20,000,000
Liquidation preference:	1.0x

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $100,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Carie has set an overall target minimum of US $1,000,000 for the round, Carie must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Carie's Form C.
Regulation CF cap:	While Carie is offering up to US $2,000,000 worth of securities in its Other, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised

If Maximum Amount Is Raised



● Marketing　　● Rent and Utilities　　● Tech and Development
● Legal　　● G&A　　● Salaries and Wages

● Marketing　　● Rent and Utilities　　● Tech and Development
● Legal　　● G&A　　● Salaries and Wages

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Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Carie Health's prior rounds by year.

$22500000		
$20000000		
$17500000		
$15000000		
$12500000		
$10000000		
$7500000		
$5000000		
	Other Series A-1 (Preferred)	Other Series A-2 (Preferred)	Current Other (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Other

Round Size	US $2,195,000
Closed Date	Dec 31, 2017
Security Type	Preferred Equity
Pre-money Valuation	US $7,500,000

Other

Round Size	US $3,250,000
Closed Date	Oct 1, 2018
Security Type	Preferred Equity
Pre-money Valuation	US $15,000,000

Financial Discussion

Please see the financial information listed on the cover page of this Form C and in the data room below in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Carie Inc. (formerly Epic Health, LLC) (the "Company") was originally organized under the laws of the State of Florida as Epic Health, LLC, on November 19, 2015, to develop and provide to physician practices and their patients, a revolutionary telehealth software platform that connects patients to their own doctors via a HIPAA compliant mobile application or web browser. On June 19, 2018, the Company changed its name from Epic Health LLC to Carie Health LLC. The Company converted into a Delaware corporation on January 25, 2019.

In addition, Carie Health has three subsidiaries. Virtual Care Partners, LLC is a Delaware LLC formed May 11, 2018. It is 90% owned by Carie Health LLC. The other partial owner is Giammalva Global, LLC. University Recruiters, a personnel recruiting firm, is also owned 51% by Carie Health LLC. The terms of the acquisition require the Company to pay University Recruiters, LLC one times 2019 revenue of the subsidiary, payable in 12 equal monthly installments, beginning 30 days after the issuance of the 2019 audited financials. Finally, Carie Health is also the 100% owner of HealthShare LLC, a Florida Limited Liability Company. HealthShare LLC was formed March 28, 2018. No operations have been conducted through the subsidiary as of February 1, 2019.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $328,693 in cash on hand as of December 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

In terms of prior capital resources, as of December 31, 2017 and 2016, the Company had received a total of $2,298,591 and $668,591 in Series A capital contributions from 30 individuals, including $500,000 from the Managing Member of the Company during the seed round. The Series A offering commenced on May 1, 2015, and consisted of 50 Series A Units offered at a price of $50,000 per unit. The offering closed on December 31, 2017, at which date the Company had received $2,195,000 in Series A capital contributions, and had issued a total of 7,695,000 Series A Units. During the years ended December 31, 2017 and 2016, our CEO received $14,913 and $53,591 in Member Draws, respectively.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
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Market Landscape

In 2012, almost half of physicians were in private practice, compared to only 31% in 2018. In the same survey by The Physician's Foundation, 58% describe their morale as somewhat or very negative, and 49% would not recommend medicine as a career to their children.

Physicians are increasingly pressed for time, patients have to wait too long to see their doctors, and healthcare expenditures are ballooning to more than 20% of American GDP. The answer is telemedicine. The global telemedicine market is forecast to more than double between 2015 and 2020, growing from $25 billion in 2015 to nearly $58 billion in 2020, with a compound annual growth rate (CAGR) of 17.85% during the period. In the U.S., adoption of telemedicine technology has grown from 54.5% in 2014 to 61.3% in 2016, and nearly 80% of patients are willing to try telehealth and telemedicine solutions.

Estimates show that by 2024, virtual physician visits will surpass in-office visits, and by 2025, there will be an estimated 1.15 billion virtual physicians' visits.

Today, the bulk of this growth has been a direct result of the major payers, insurance carriers and third-party administrators (TPA's) disintermediating the physician's and specialist's income streams via the provision of telehealth services through unknown and disparate panels of physicians. These payer or administrator-provided telemedicine services are provisioned through physicians who are completely unfamiliar with the patient or their medical history. The patient's primary care physicians, pediatricians, OB/ GYN's and other specialists MUST participate in their patient's healthcare and be compensated for it.

Risks and Disclosures

The business could be adversely affected by legal challenges to its business model or by new state actions restricting the Company's ability to provide the full range of its services in certain states. The Company's ability to conduct business in each state is dependent upon the state's treatment of telemedicine (and of remote healthcare delivery in general, such as the permissibility of, and requirements for, physician cross-coverage practice) under such state's laws, rules and policies governing the practice of medicine, which are subject to changing political, regulatory and other influences. Cross-coverage regulation refers to the state rules under which one doctor is permitted to treat the regular patients of another doctor remotely. Some state medical boards have established new rules or interpreted existing rules in a manner that limits or restricts the Company's ability to conduct its business in certain ways. Some of these actions could result in litigation and the suspension of operations in certain states. It is possible that the applicable authorities governing the practice of medicine in one or more other states may propose and adopt rules that are unfavorable to the Company or may take positions that negatively impact the Company's operations, either directly or indirectly. If this result were to occur, and the Company was unable to adapt its business model accordingly, its operations in such states would be disrupted, which could have a material adverse effect on our business, financial condition, and results of operations.

The Company has a high valuation based on its time in the market to date. Since the Company is relatively new to the untested marketplace, investors may not be adequately compensated for the risk they are taking on when investing in the Company. The Company has a limited operating history upon which you can evaluate its performance. Since the Company's inception in 2016, it has been designing and developing its product. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company forecasts project aggressive growth in revenue from 2018 to 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The founder is paid a high salary. In particular, the Company entered into an employment agreement with the CEO and Sole Managing Member, whereby the CEO receives a base salary of $150,000 between January 1, 2016 and July 31, 2017, and $350,000 from August 1, 2017 through termination. Unpaid base salary shall be deemed as deferred compensation. The Company's founder is paid a salary that is high relative to the stage of the Company's business, and personnel costs represent a significant portion of the Company's operating expenses. High executive compensation results in a higher overall salary burn, which in turn shortens the runway for achieving desired traction and company milestones. High executive compensation can leave a negative impression with new or potential investors who may believe that conservatively compensated founders are more focused on driving towards the long-term success of the business. It may therefore negatively impact the ability of the Company to raise funds.

The Company has outstanding liabilities. Specifically, in terms of current liabilities, the Company had $74,779 in accounts payable and accrued expenses as of the end of the Financial Year 2017 and an estimated $23,838 as of the Financial Year End 2018. Similarly, the Company had accrued $289,394 in deferred officer compensation as of the end of Financial Year 2017, and an estimated $123,500 as of the Financial Year End 2018.

The Company's sales cycle may be unpredictable, which can result in variability of its financial performance. Additionally, unpredictable sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its platform. The sales process involves educating customers about the Company's platform, participating in extended platform evaluations and configuring the platform to customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Matt Wanderer. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue. Some of the Company's competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in revenue.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability for us and negatively affect the business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management's attention from the operation of the business and result in adverse publicity.

The Company has conducted certain transactions with related parties. In particular, on March 18, 2016, the CEO of Carie Health purchased 3,600,000 Preferred A membership units at $0.083 per unit, for an aggregated price of $300,000. On March 21, 2016, a company beneficially owned and controlled by the CEO of Carie Health purchased 600,000 Preferred A membership units at $0.083 per unit, for an aggregated price of $50,000. On August 26, 2016, the CEO of Carie Health purchased 1,800,000 Preferred A membership units at $0.083 per unit, for an aggregated price of $150,000. Additionally, during the years 2017 and 2016, the CEO was paid $63,504 and $53,591, respectively, for personal expenses. The payments were accounted for as Member's Draw and charged to the CEO's member equity account. Finally, on January 1, 2016, the Company entered into an employment agreement with the CEO and Sole Managing Member, whereby the CEO receives a base salary of $150,000 between January 1, 2016 and July 31, 2017, and $350,000 from August 1, 2017 through termination. Unpaid base salary shall be deemed as deferred compensation. Deferred compensation shall be payable upon the earlier of the Company raising an aggregate of Four Million Dollars in equity capital or debt financing or December 31, 2018. At the election of the Executive, deferred compensation shall be payable in the form of (1) cash, or (ii) membership units in the Company into the then most senior class of units of the Company based on a price of $1 per unit. As of December 31, 2017 and 2016, the Company owed $289,394 and $131,061 in deferred compensation to our CEO, respectively.

The Company has issued their audited financials with a Going Concern note. In particular, the financials state "As reflected in the accompanying financial statements, the Company has a net loss of $1,373,751 and used net cash in operations of $1,149,402 as of December 31, 2017. If the Company does not begin to generate sufficient revenue or raise additional funds through a financing, the Company may need to incur additional liabilities with certain related parties to sustain the Company's existence. There are currently no plans or agreements in place to provide such funding. The Company will require additional funding to finance the growth of its operations as well as to achieve its strategic objectives. This raises substantial doubt about its ability to continue as a going concern.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder
Financials (1 file)	Folder
Miscellaneous (2 files)	Folder

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Carie Health

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Carie Health. Once Carie Health accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Carie Health in exchange for your securities. At that point, you will be a proud owner in Carie Health.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Carie Health has set a minimum investment amount of US $1,500.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Carie Health does not plan to list these securities on a national exchange or another secondary market. At some point Carie Health may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Carie Health either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Carie Health's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Carie Health's Form C. The Form C includes important details about Carie Health's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



Telehealth solution 100% focused on the independent physician.

Disclaimer

This presentation contains offering materials prepared solely by Carie Health without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



The Problem

Practice Revenue Is Declining: Physicians Are Burning Out & Leaving Private Practice.

- o Competition from walk-in clinics
- o 1-2 hours in the doctor's waiting room
- o Low patient engagement
- o No payment for after-hours calls
- o Free care not well documented = **Liability**
- o Growth constrained by office size



carie ™

The Carie Solution

carie™

National Provider Map -- Profile Page -- Telehealth Consult -- ePrescribe & Billing









This is You!
Find a doctor
Dr. John Smith
Internal Medicine
Reviews
4.6
See all 302
Address
255 Southeast 14th Street Suite 1B
Fort Lauderdale, Fl 33316
Google Maps
Waiting room
Message to
5 People in your waiting room
2 Scheduled appointment
3 On-demand appointments
2 scheduled appointments
Starts
10:45 am
Veronica Martinez
Female • 24 years
e-Prescribe
Rick Johnson
Male • 17 yrs
Add New Prescription
Add Patient Reported
Patient's Medication History

- Free To Physicians
- Set your own fee
- Adds Virtual Treatment Room
- Up to 20% more practice revenue*
- Optional cross-coverage

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

High Stakes – Large Market Potential



U.S. Telehealth Services



15%+
annual growth
17-22



$2.8bn
revenue by 2022

Global Telemedicine Market



$25.53 Billion

$57.92 Billion

$113.1 Billion

2015

2020

2025

Telemed P/E Ratio Trends



carie™

Publicly Traded:

TELADOC.® 20X Earnings

Privately Held:

American Well® 20X Earnings

MDLIVE® 20X Earnings

snapMD® 20X Earnings

eVisit™ 20X Earnings

*As evaluated by Raymond James

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



Business Model (Projection)

carie™

We take a $10 fee on every telehealth consultation



$10 Per consult fee **X** **10,000** Doctors on Carie **X** **240** Annual Consults **=** **$24M** Annual Revenue By 2021



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties.
This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Carie As A Growth Organization



carie™

I Share The Care™
carie™







Dr. John Smith
4.6

Virality Through Profile Pages

Virality Through Share The Care

- 1 free consult/month to patients in need (10 mins)
- Website badge
- Social media shareable content
- Asking doctors to give back sets Carie apart and speaks to why they became a doctor in the first place!

2019

Average CPA: $46

90 Doctors on Carie 1/1/2019

2020

Average CPA: $17

2021

Average CPA: $10

Share The Care Allows Carie Greater Exposure At A Lower Cost Per Doctor Acquisition.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties.
This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Competition





carie™

Telehealth Solution
carie™
TELADOC.
American Well
MDLIVE
SnapMD
eVisit™
kareo
Patient/Employer Focused
Doctor Focused
Epic
athenahealth
practice fusion
Cerner
Allscripts
eClinicalWorks
EHR Solution

























This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

The Carie Management Team



Chief Executive Officer
Matt Wanderer
Former CEO
Restore Health



President, Managing Partner
Antonio Primo
Former President
Ande Health



Chief Technology Officer
Elan Shanker
Founder & CTO
Consult A Doctor



Chief Financial Officer
Scott Silverman
Public Company CFO,
SEC Regulations



Senior Medical Advisor
Daniel McDyer, MD
Section Chairman ACOG



Chief Marketing Officer
Diane Moura
30 of the Fortune 500



Medical Director
Sean Cole, MD
Medical Director
Yale School of Medicine



carie™

Financial Projections



Total Revenue	$ 3,538,149	$ 8,663,170	$ 16,660,113	$ 30,146,146	$ 51,098,062
Gross Margin	3,364,691	8,247,963	15,985,595	29,011,717	49,259,881
Gross Margin %	95.10%	95.21%	95.95%	96.24%	96.40%
EBITDA	$ 812,943	$ 4,198,666	$ 10,430,890	$ 21,273,063	$ 38,097,544

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

EXHIBIT E
Video Transcripts

Exhibit E - Video Transcripts

Carie's Launch Event.

https://www.youtube.com/watch?time_continue=51&v=nbZO6QX1Aq4

[Music]

00:38: [Mayor]: Really what's, to me most astonishing is the technology. Companies like Carie, technologies like this are really piercing through some of the inefficiencies that unfortunately exist in our system.

00: 56: [Matt Wanderer] I want to thank all you guys for coming. I know most of you came from far away. You guys have seen this journey from the beginning, and you know, we're kind of three years into this now; a lot of you are close friends, a lot of you are new friends, but you guys know that my heart is all the way in this and I know that yours is too. Cheers! We're so proud and happy to be here together with you.

Carie Demo for Physicians & Patients

https://www.youtube.com/watch?time_continue=11&v=CG7m7D1HDc0

00:01: [Music]

00:05: Hi and welcome to a quick demo of Carie. On the Left, we're logged in with a patient. On the right, we're logged in with Dr. Susan Thompson. Currently, Dr. Susan Thompson is offline. If she goes online, she'll appear so to her patients which you can see on the left. I'll toggle her online now. As you can see, the ability to join the next available doctor has been removed, and now we can go directly into the doctor's waiting room. I'll do that now.

00:36: Clicking on go to waiting room opens up a brief intake form, where I can add my phone number, the reason for my visit, and what state I'm in. Right now, I'll request visit and go to the waiting room. As you can see my patient has just entered the waiting room and now Dr. Thompson has two people in the waiting room. A text message was also delivered to the doctor, alerting her that there's a patient in her waiting room. Here it's asking me to allow my use of my microphone, and my camera, so I'm gonna say yes to both.

01:20: Awesome, and here you can see our test patient, Elsa Martinez, her video feed is up. Hi Elsa. Can you say hi?

01:25: Hi Dr.

01:27: Awesome so what she's looking at on her end as the patient is a large picture here of the doctor and then her own image is in a an overlay in the top right hand corner. So you can see the reverse from the doctor's perspective. I can see some clear video. I have good audio, and I can see my own video overlay in the top right hand corner.

01:52: Awesome thank you so much. Thank You. Bye.

01:56: Here you can see a situation where Dr. Thompson is not available, but she's elected to have cloud coverage when she's not there for her patients. I can select "See next available doctor" and it will send me to the cloud. If I'd like to choose a new doctor, I can go to find a doctor in the left navigation.

02:12: Here you see a map of the United States, and you can search by city, state, or postal code. for now, I'll search for Miami. When I select the city and state I can see doctors on the left that line up and what location they're in. if I choose the top doctor, it happens to be one of our registered Carie doctors and I can schedule an appointment with them directly, which will set them as my primary doctor. If I decide to choose one of the other doctors that's here that has not been registered with Carie yet, we can send them an invitation, clicking "send invite" will put up an email in the default browser that you can customize with a message inviting the doctor to join Carie.

02:53: On this map, I can zoom and see a location of other doctors. I can also further filter my results. say I only want family medicine doctors to display: that will restrict the list of people that display only to family medicine doctors. as you can see on the left.

03:20: [Music]

Carie's Launch Video
https://www.youtube.com/watch?time_continue=10&v=5qUcMyENC6I

[Music]

[On screen text reads: What if healthcare truly put health first? Introducing Carie, the new way to healthcare. With Carie, Your doctor will see you now. Receive the care or prescription you need. Convenient care when you need it.]

00:54: [Doctor]: Hi Andrew, how are you? It's nice to see you.

00:58: [Patient 1] Hey Dr. Garcia, I think thanks for seeing me.

01:01: [Doctor]: I see that you're complaining about a headache today. Can you tell me about that?

01:05: [Patient 1]: Yeah, you know, my my headaches have been really bad the past couple weeks.

01:10: [Music]

01:16: [Matt Wanderer]: No one wants to wait the national average of 29 days or spend hours sitting in a waiting room to see their doctor. In 2018, people have come to expect that their services will be delivered online, on demand.

01:30: [Patient 2]: I used to look up my symptoms online--I know I shouldn't be doing that-- so connecting with my doctor using my smartphone is such a perfect solution.

01:39: [Music]

01:53: Carie health has created the world's first free platform bringing doctors and patients together in a modern, convenient, way. Through the Carie health platform, you are able to set up our program and use it within a couple of minutes. You're able to see patients around the world within a couple of moments. You're able to write a prescription and have it filled. We're reducing expense; we're reducing pressure on the American healthcare system; we're making insurance more affordable. We're increasing the durability and the stability and the health of the doctor-patient relationship, which is the core of a good American healthcare economy.

02:32: [Music]